EXHIBIT 8.1

The following table sets forth a list of our subsidiaries and affiliates.

Name of subsidiary	Jurisdiction of incorporation
Pointer Localizacion Y Asistencia S.A.	Argentina
Shagrir Systems Ltd.	Israel
Pointer Recuperacion de Mexico, SA de CV	Mexico
S.C. Pointer S.R.L.	Romania
Pointer do Brazil Commercial S.A.	Brazil
Pointer Telocation Inc.	USA
Car2go Ltd.	Israel
T.M.C. Technologies Systems, LP	Israel